                                                                    EXHIBIT 99.1

               [LETTERHEAD OF BUFFTON CORPORATION APPEARS HERE]

PRESS RELEASE

FOR IMMEDIATE RELEASE:
---------------------

                       BUFFTON CORPORATION ANNOUNCES NEW
                 VICE PRESIDENT OF BFX HOSPITALITY GROUP, INC.


     FORT WORTH, TEXAS, April 15, 1997 - Buffton Corporation (ASE-"BFX"), today announced that James Hillyer, developer of Cabo, The Original "Mix-Mex" Grill, now owned by Buffton, has joined Buffton as a Vice President of the hospitality operations.

     Mr. Hillyer,(45),has consulted in the food service industry for 22 years as well as holding management positions with Bobby McGee's, T.G.I.Friday's, Chi-Chi's and Howard Johnson. He developed Cuco's Mexican Restaurants in 1982. From 1991 to 1992 he was employed by the Ambassador Hotel in Dubai, United Arab Emirates, where he designed a Mexican food concept and a general menu food concept for the hotel. From 1992 to 1994 Mr. Hillyer developed, owned, operated and sold The Original Pasta Company in Houston, Texas. From 1994 to 1996 Mr. Hillyer developed, owned and operated Cabo, The Original "Mix-Mex" Grill. Mr. Hillyer received a Sociology Degree from Lamar University in 1975.

     Mr. McLean stated, "We are very pleased to add James Hillyer's experience and creativity to our management team."

     Buffton Corporation is a diversified group of companies with operations in the Hospitality and Electrical Products industries. The hospitality component of Buffton's business now comprises approximately 40% of the company's annual revenues. Buffton Corporation's shares are traded on the American Stock Exchange under the trading symbol "BFX".


For more information, contact:
Robert Korman, Vice President and Chief Financial Officer
226 Bailey Avenue, Suite 101
Fort Worth, Texas  76107
817/332-4761